U.S. Securities and Exchange Commission
April 9, 2009

April 9, 2009
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins Accounting Branch Chief
Re:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 3008 Filed December 1, 2008 File No. 0-27038

Definitive Proxy/Statement on Schedule 14A Filed January 2, 2009 File No. 0-27038

Form 8-K Filed February 9, 2009 File No. 0-27038
Ladies and Gentleman:
     We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc (the “Company”), dated February 26, 2009 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on December 1, 2008 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A, filed on January 2, 2009 (the “Proxy Statement”), and Current Report on Form 8-K, filed on February 9, 2009 (the “Form 8-K”).

U.S. Securities and Exchange Commission
April 9, 2009

     For your convenience, we have repeated your comments below in italic type before each of our responses.
Form 10-K for the Fiscal Year Ended September 30, 2008
Item 1. Business
Research and Development/Intellectual Property page 4
1.	You state that your technologies are covered by more than 650 issued patents and 680 patent applications and that your intellectual property is critical to your success, competitive position and market value. Please tell us whether you are significantly dependent on one or more of the patents you reference. If so, you should specifically discuss the importance and the duration of those patents. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Commission that it is not significantly dependent on any of the patents referenced in this section.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20
2.	Your Overview section could be enhanced by identifying the factors that Nuance’s executives focus on in evaluating financial condition and operating performance. Refer to Release No. 33-8350.

During fiscal 2008, the Company’s executives focused on revenues and earnings, on a GAAP and non-GAAP basis, as well as cash flows from operations when evaluating the Company’s financial condition and operating performance. In response to the Staff’s comment, in future filings, the Company will identify the specific factors that the Company’s executives focus on when evaluating the Company’s financial condition and operating performance.

U.S. Securities and Exchange Commission
April 9, 2009

Results of Operations, page 23
3.	Your revenue for fiscal year 2008 increased by approximately 44% percent compared to fiscal year 2007, but you provide a limited explanation for the 46% increase in Enterprise revenue, 189% increase in Mobile revenue and 24% increase in Healthcare and Dictation revenue. Instruction 4 to Item 303(a) of Regulation S-K requires a discussion of the causes of material changes from year-to-year in financial statement line items to the extent necessary to an understanding of the businesses as a whole. Please consider the applicability of this principle in future filings.

In response to the Staff’s comments, in future filings, the Company will enhance its discussion of the causes of material changes from year-to-year in financial statement line items in accordance with Instruction 4 to Item 303(a) of Regulation S-K to the extent necessary to provide the reader with an understanding of the Company’s businesses as a whole.

The company respectfully advises the Staff that the Company currently discusses the material changes in the following consolidated financial statement line items: product and licensing revenue, professional services, subscription and hosting revenue, and maintenance and support revenue, within Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 24 through 26 of its Form 10-K in response to Instruction 4 to Item 303(a) of Regulation S-K. Included in those discussions are the causes of the material changes in each revenue line item category presented in the financial statements applicable to the Company’s core markets: Enterprise, Mobile, Healthcare, and Imaging.

4.	You should quantify the extent to which your acquisitions affect revenues. An analysis of changes in line items is required where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue. Refer to Release No. 34-6835.

The Company advises the Staff that the Company has considered Release No. 33-6835 and quantified, to the extent appropriate, material changes in financial statement line items that are derived from two or more factors. The Company completed eleven acquisitions during fiscal 2007 and 2008. The acquired businesses are the most significant driver of year over year increases in revenue and expenses. However, many of the acquisitions have product and service offerings that overlap with the Company’s

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April 9, 2009

existing offerings making it impossible to accurately attribute revenue or expenses to a particular acquisition.
For example, prior to the Company’s acquisition of eScription, Inc., the Company and eScription licensed competing dictation and transcription platforms. Following the acquisition, the Company made a strategic decision to license the eScription platform as opposed to the Company’s legacy platform to a broader group of customers, which included legacy Nuance customers. To conclude that one hundred percent of the revenue associated with licenses of the eScription platform is attributable to the acquisition would overstate the impact of that transaction. Had the Company not acquired eScription it would have continued to compete with eScription and license its own legacy platform to many of those customers.

Conversely, following the Company’s acquisition of Commissure, Inc., which had a product offering that competed with the Company’s offerings, the Company incorporated certain features from the acquired technology into its product offering and continued to license its existing, enhanced, technology rather than the acquired technology. To only attribute sales of the Commissure technology to that acquisition would understate the importance of the transaction.

In other circumstances the acquired resources augment the Company’s existing offerings. For example, the Company’s acquisition of Viecore, Inc. resulted in a significant expansion of the Company’s professional services organization. If the Company had not acquired Viecore, it would have continued to grow its professional services organization organically. The added resources from the Viecore transaction have been integrated into Nuance and are deployed on a range of professional services engagements and are neither limited to nor used exclusively on legacy Viecore projects. Accordingly, it is impossible to accurately determine the revenue attributable to the Viecore acquisition.

Finally, many of the Company’s other transactions enhance or expand the portfolio of solutions that the Company is able to offer making the Company a more competitive vendor. Often these solutions are licensed to customers on a bundled basis, making it impossible to accurately attribute revenue to a particular transaction.

In response to the Staff’s comment, the Company will continue to work to enhance its disclosure to provide more detailed analysis and quantification of the extent of contributions of each of two or more factors when possible and when such disclosure is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.

U.S. Securities and Exchange Commission
April 9, 2009

Liquidity and Capital Resources, page 34
5.	We note that the Company’s Expanded 2006 Credit Facility contains covenants, including, among other things, covenants that restrict your ability to incur additional indebtedness, create or permit liens on assets, enter into a sale-leaseback transaction, make loans or investments, sell assets, or make certain acquisitions. Please tell us your consideration to include a discussion of the consequences these covenants may have on your future operations (i.e. you ability to acquire additional companies). Also, consider disclosing the specific terms of your debt covenants such as significant required ratios as compared to the actual ratios for each reporting date. We refer you to Sections 1.D and IV.C of Release No. 33-8350.

The Company respectfully advises the Staff that it considered the guidance included in Sections I.D and IV.C of Release 33-8350 when preparing the disclosure regarding the Company’s Expanded 2006 Credit Facility. The Company notes that Release 33-8350 advises issuers that there are at least two scenarios in which companies should consider whether discussion and analysis of the material covenants related to their outstanding debt may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose the material information about that breach and analyze the impact of such a breach on the company if material. Second, companies should consider the impact of their debt covenants on their ability to undertake additional debt or equity financing.

The Company is not currently, nor has it ever been or is it reasonably likely to be, in breach of any covenants set forth in the Expanded 2006 Credit Facility. Further, the covenants have not had a material impact on the Company’s ability to raise additional funds. This is evidenced by the Company’s recent capital markets transactions, including:
•	Private placement of $175 million of common stock completed on January 29, 2009;

•	Public offering of $100 million of common stock completed on June 10, 2008;

•	Private placement of $100 million of common stock completed on May 20, 2008; and

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April 9, 2009

•	Public offering of $125 million of common stock completed on December 21, 2007.
At the current time, and given current market conditions, the Company does not anticipate additional debt financing. If market conditions change, or as the Company’s leverage ratio decreases due to improvements in the Company’s business, the Company may consider incurring additional debt. The Company does not believe that its existing debt covenants will have a material impact on the Company’s ability to complete such a transaction.

Finally, the Company has considered the impact that the covenants may have on future acquisitions and concluded that the impact is unlikely to be material. The Company currently has sufficient working capital to complete transactions using cash consideration or may structure transactions using equity as consideration. Although the Company has used debt to finance transactions in the past, the decision to finance a transaction with debt is based on a number of factors including the terms of the debt available at the time.

For the foregoing reasons, the Company has concluded that additional disclosure regarding the terms of the covenants included within the Company’s Expanded 2006 Credit Facility is not material to an understanding of the Company’s liquidity and capital resources.
Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 51
6.	We note from your statement of cash flow that you have restricted cash for each period presented. Please tell us the nature and terms of your restricted cash balances. Also, tell us the amount of restricted cash for each period presented and where you reflected such amounts in the consolidated balance sheets. Further, tell us how you considered Rule 5-02.1 of Regulation S-X to provide separate disclosures of cash and cash items, which are restricted as to withdrawal or usage and to include a description of such restrictions in the notes to the financial statements.

The Company advises the Staff that the Company has considered Rule 5-02.1 of Regulation S-X, regarding separate disclsoures for cash and cash items which are restricted to withdrawal and usage. The restricted cash balances as of September 30, 2008 and 2007 were approximately $0.5 million and $0.6 million, respectively; and were

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April 9, 2009

included in the Other Assets line item in the Company’s consolidated balance sheets. These cash balances are restricted for withdrawal and usage pursuant to certain lease agreements, workers’ compensation insurance agreements, and foreign statutory tax requirements. The Company had cash and cash equivalents of $261.5 million and $184.3 million on September 30, 2008 and 2007, respectively, and therefore deemed these restricted cash balances to be immaterial to its financial statements. Accordingly the Company has not historically separately disclosed restrictions as to withdrawal or usage of these cash amounts in the notes to the financial statements.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 56
7.	We note that certain distributors and resellers are granted return rights for as long as they hold the inventory and accordingly, the Company is unable to estimate historical returns and therefore, revenue is recognized when the products are sold through to the end-users. Please tell us the amount of inventory held at distributors and resellers for each period presented and tell us how you account for such inventory, upon delivery to the resellers and distributors. Please provide the accounting guidance considered in your accounting for such transactions and your classification of such inventory.

The Company advises the Staff that the Company considered Staff Accounting Bulletin (“SAB”) No. 104, Question 5 and Paragraphs 6 and 7 of SFAS No. 48 in determining the ability to estimate returns. Inventory held at certain distributors and resellers who have been granted unlimited rights of return for as long as they hold the inventory, whereby the Company cannot estimate return, is included in the Inventory line item of the Company’s consolidated balance sheets. As of September 30, 2008 and 2007, the total inventory related to these transactions was $0.4 million for both periods. This is further discussed in our response to comment 8 below.

8.	We further note that the Company records an allowance against accounts receivable and reduces revenue for all inventories subject to return based upon the ending product balance held by the distributors or resellers at the end of each period. Please explain further why you establish reserves for sales returns from distributors when revenue is recognized on a sell-through basis. In this regard, it is not clear how you reduce revenue for estimated returns of inventory held at distributors when revenue has not yet been recognized on such inventory. Please explain further and tell us the

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April 9, 2009

specific accounting guidance you are relying upon. Also, provide the accounting entries recorded at (a) the time inventory is shipped to the distributor, (b) at the point you establish the allowance for estimated returns, and (c) at the time products are sold through to the end-user.
The Company advises the Staff that, as discussed in our response to comment 7, the Company considered paragraphs 6 and 7 of SFAS No. 48 which describe the criteria for recognizing revenue when the right of return exists. Accordingly, the Company defers revenue recognition for transactions with certain distributors and resellers who have been granted rights of return for as long as the distributors or resellers hold the inventory.

(a) The Company records the following accounting entries at the time inventory is shipped to the distributor or reseller:
Debit: Accounts receivable
Credit: Revenue
Debit: Cost of revenue
Credit: Inventory
(b) At the end of each reporting period, the Company records the following accounting entries to defer revenue and cost of revenue. The adjustment is based on actual inventory on hand with the distributors and resellers at the end of each reporting period reported. This information is reported to the Company directly by the distributors and resellers:
Debit: Revenue
Credit: Allowance for distribution and resellers (contra accounts receivable)
Debit: Inventory
Credit: Cost of revenue
(c) The Company recognizes the revenue and related cost of revenue after the inventory held by distributors and resellers is sold through to retailers or end users and records the following accounting entries
Debit: Allowance for distribution and resellers (contra accounts receivable)
Credit: Revenue
Debit: Cost of revenue
Credit: Inventory

U.S. Securities and Exchange Commission
April 9, 2009

Goodwill Intangible Assets and Impairment Assessments, page 58
9.	We note from your disclosures on page 43 that the Company has determined that you operate in one reporting unit for purposes of evaluating your goodwill for potential impairment. Please explain further how you made this determination within the guidance of paragraphs 30 — 35 of SFAS 142. In your response, specifically address how you considered each of your core markets (Enterprise, Mobile, Healthcare and Dictation and Imaging) and why you believe they do not meet the requirements of reporting units pursuant to SFAS 142.

In response to the Staff’s comment, the Company considered paragraphs 30 and 31 of SFAS 142 as well as EITF Topic D-101 in determining its reporting unit. As defined in paragraph 30 of SFAS 142, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Paragraph B102 of SFAS 142 further indicates that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated.

Based on the above guidance, the Company has determined that it operates in one reporting unit because the Company does not manage its business or operations at the core market level. The presidents of the core markets focus on revenue growth, product management and product marketing. Discrete financial information (beyond revenue information) for the core markets is not available on a timely or regular basis and it is not used by segment management to evaluate the operating results for these core markets. The majority of the Company’s operating activities are managed on a functional basis, have functional leaders that report directly to the Company’s Chief Executive Officer and provide support across all core markets. Given the Company’s operating structure, the Company’s Chief Executive Officer, senior management, and board of directors manage the business, make decisions about the allocation of resources, and assess performance using consolidated financial information. This is further discussed in our response to comment 13 in this document.

The Company respectfully advises the Staff that since the Company operates in one reporting unit, paragraphs 32 – 35 of SFAS 142 are not applicable.

U.S. Securities and Exchange Commission
April 9, 2009

Note 3. Business Acquisitions
Acquisition of eScription, page 68
10.	We note that the Company may elect to treat the eScription acquisition as an asset purchase under provisions contained in the Internal Revenue Code and if this election is made, an additional cash payment of $21.5 million will be recorded as additional purchase consideration and allocated to goodwill. We further note from the disclosures in Note 6 of the December 31, 2008 Form 10-Q that the Company has, in fact, elected to treat the eScription acquisition as an asset purchase. Please explain the specific provisions of the IRS Code that allow for this election and tell us why the Company is required to make the additional cash payment of $21.5 million. Tell us the specific date on which you made this election and tell us how the timing of such election impacted your accounting for the tax benefit recorded in fiscal 2008 related to the Massachusetts tax law change and the subsequent reversal in the following reporting period.

Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the “Code”), allows an acquirer and target to elect to treat certain transactions as an acquisition of assets rather than an acquisition of capital stock. Such an election allows the acquirer to adjust the tax basis of the acquired assets to fair value at the date of acquisition and amortize the new basis as a deduction for tax purposes. Such an election, however, may result in increased taxes payable by the shareholders of the target company for the year in which the transaction is completed. The Code requires the election to be made no later than the 15th day of the ninth month beginning after the month in which the acquisition date occurs. The Company’s acquisition of eScription, Inc. was completed on May 20, 2008. Accordingly, the election was required to be made no later than February 15, 2009.

The Agreement and Plan of Merger, dated April 7, 2008, pursuant to which the Company acquired the stock of eScription provided the Company with the option of electing to treat the transaction as an asset acquisition pursuant to Section 338(h)(10) of the Code at any time on or before the deadline for making such an election, and required the Company to reimburse the shareholders of eScription for any incremental tax payments required if the election was made. The incremental tax payment amount was initially approximated at $21.5 million and disclosed in the Form 10-K. Upon election, this payment totaled $20.0 million.

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April 9, 2009

The Company’s initial accounting treatment for the transaction, as set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2008 reflected the transaction as an acquisition of stock, consistent with how the transaction was consummated. At such time, the Company was evaluating its option but had not determined to make the 338(h)(10) election. The Company continued to evaluate its option while it prepared and completed its Annual Report on Form 10-K for the fiscal period ended September 30, 2008 which was filed with the Commission on December 1, 2008, however a decision to make the election had not been made as of the filing date.

On January 13, 2009, a presentation was made to the Company’s Chief Executive Officer in support of making the Section 338(h)(10) election. The Chief Executive Officer approved the election at that time and the Chief Financial Officer informed the selling stockholders of this decision on January 15, 2009. The Section 338(h)(10) election was filed with the Internal Revenue Service on February 12, 2009. The impact of management’s decision to make the election on January 13, 2009 resulted in the adjustment of deferred taxes recorded in the opening balance sheet. As a result of this adjustment, the tax benefit recorded in the fourth quarter of fiscal 2008 related to these deferred taxes had to be reversed during the first quarter of fiscal 2009.

The Massachusetts tax law which resulted in the tax benefit recorded in fiscal 2008 was enacted on July 3, 2008. Since a decision on the election had not been made as of September 30, 2008 or the filing of the Form 10-K, the Company was required to treat the acquisition as a stock purchase. This treatment resulted in a tax benefit being recorded which was associated with the deferred tax liabilities recorded in the opening balance sheet.
Note 5. Goodwill and Intangible Assets, page 81
11.	We note that you recorded $27.8 million as “tradename, indefinite life.” Please tell us which tradename(s) you consider to have indefinite useful lives and tell us how you considered the guidance in paragraph 11 of SFAS 142 in making this determination. Please describe the specific factors considered in determining that there is not a foreseeable limit on the period of time over which this tradename is expected to contribute to the cash flows of the reporting entity.

On March 31, 2006, the Company acquired Dictaphone Corporation and recorded an indefinite-lived intangible asset of $27.8 million for the Dictaphone trade name. At the acquisition date, Dictaphone was a leading developer of dictation, voice processing, and

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April 9, 2009

voice management systems. The Company markets both hardware and software related to these three areas. The Dictaphone products are especially focused on the healthcare industry, and its systems are found in more than half of all U.S. hospitals. In addition, the products also serve clients in other “report intensive” fields such as insurance, legal, and public safety. The Dictaphone trade name has been well recognized within the healthcare industry for over 100 years.
The Company reviewed Paragraph 11 of SFAS 142 which provides guidance on determining the useful life of an intangible asset. The Company has considered the factors in paragraph 11 of SFAS 142 below when estimating the useful life of the Dictaphone trade name:
a.	the expected useful life of the asset by the entity —
There is no foreseeable limit on how long the Dictaphone trade name will be used and the Company expects to continue to market products under the Dictaphone trade name indefinitely. The Company has implemented various marketing and operational strategies designed to help ensure that outcome.
b.	the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate —
The Company does not expect the useful life of any other asset or group of assets to impact the useful life of the Dictaphone trade name.

c.	any legal, regulatory or contractual provisions that may limit the useful life—
The Company is not aware of any legal, regulatory, contractual provisions, or other existing factors that may limit the useful life of the Dictaphone trade name.
d.	any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided that there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions) —
The Company owns the rights to use the Dictaphone trade name in perpetuity. Similar to the situation described in example 7 in Appendix A of SFAS 142, the Company currently expects that it will continue to assert its position to which it is entitled to renew the formal registered Dictaphone trademark every ten years for an indefinite period at little

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incremental cost. Thus, the Company believes that this factor supports an indefinite life conclusion for the Dictaphone trade name.
e.	the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels) —
The Company specifically considered these factors in reaching its conclusion:

Obsolescence — There is risk that new technologies may result in the emergence of competing products that are better positioned than our products to meet customer needs. Technological developments have in the past and likely will continue to impact the Dictaphone product line. However, the Company is continuously enhancing its products and introducing new technological features. It expects the existing product line to become obsolete over time, but that Dictaphone branded replacement products will continue to lead the market.

Demand and competition — The healthcare market for Dictaphone products is competitive. While other vendors may have technical and financial resources, the Company believes it has strong market presence and its excellent customer penetration provides a distinct competitive advantage others do not possess. The Company believes that, due to its size, its flexibility and its expertise, it benefits from the competitive landscape in which it operates. With its strong installed user base, the Dictaphone trade name is firmly established in the market.

Other economic factors — The Company considers other economic factors including trends and developments in the speech and healthcare markets. The Company believes that it may enjoy substantial new and expanded sales opportunities for its Dictaphone-branded products as the healthcare industry is under significant pressure to streamline operations and reduce costs and improve patient care. Healthcare organizations such as hospitals, clinics, medical groups, physicians’ offices and insurance providers have increasingly turned to speech solutions to automate manual processes such as the dictation and transcription of patient records. The Company also offers speech recognition solutions for radiology, cardiology, pathology and related specialties that have expanded the Dictaphone trade name.
f.	the level of maintenance expenditures required to obtain the expected future cash —

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April 9, 2009

The Company expects to incur on-going expense pursuing necessary technological advances to ensure its products remain competitive. However, revenue growth, due to increased and expanded demand for more cost effective solutions in the healthcare and related markets is expected to more than offset these costs. These are product development costs that need to be incurred to remain competitive, not trade name maintenance costs.

The Company also specifically considered the guidance within the closing of paragraph 11 of SFAS 142:

“If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite. Appendix A includes illustrative examples of different intangible assets and how they should be accounted for in accordance with this Statement, including determining whether the useful life an intangible asset is indefinite.”

Example 4, in Appendix A of SFAS 142 describes a situation in which a broadcast license is deemed to have an indefinite life because cash flows are expected to continue indefinitely. In accordance with the reasoning set forth in example 4 of paragraph 11 of SFAS 142 above, the Company respectfully submits that its accounting is in accordance with the guidance, as the Company intends to renew the trade name indefinitely and the cash flows relating to the asset are expected to continue indefinitely.
Note 20. Income Taxes, page 106
12.	We note from your disclosures on page 108 that during fiscal 2008 the Company decreased your deferred tax valuation allowance, in part, by $115.0 million with an offsetting reduction to goodwill. Please explain further the basis for this adjustment. Also, please tell us how you reflected this adjustment in your goodwill reconciliation in Note 5. In this regard, it appears that the only adjustments to goodwill related to your purchase business combinations was $16.6 million for the utilization of acquired deferred tax assets.

In response to the Staff’s comment, the Company respectfully advises the Commission that the $115.0 million was related to deferred tax liabilities that were recorded in purchase accounting and directly resulted in the Company’s ability to reduce its consolidated deferred tax valuation allowance. The Company considered paragraph 266 of SFAS 109, which requires this reduction in the acquiring enterprise’s valuation

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allowance to be accounted for as part of the business combination. This accounting requirement results in an increase in goodwill for the initial recognition of the deferred tax liabilities, offset by a decrease in goodwill for the recording of the deferred tax valuation allowance. The net impact to goodwill is zero. As this accounting is recorded in purchasing accounting, it is reflected as part of the goodwill acquired and not as a subsequent adjustment to goodwill.
The Company respectfully advises the Staff that the $16.6 million subsequent adjustment to goodwill represents the tax benefits realized as a result of the utilization of acquired net operating losses which had a valuation allowance at the date of acquisition but were subsequently realized after the acquisition date. This adjustment is in accordance with paragraph 30 of SFAS 109 which provides that if a valuation allowance is recognized for the deferred tax asset for an acquired entity’s deductible temporary differences or operating loss or tax credit carry forwards at the acquisition date, the tax benefits for those items that are recognized in the financial statements after the acquisition date shall be applied first to goodwill.
Note 21. Segment and Geographic Information and Significant Customers, page 109
13.	We note that the Company has four groups that oversee the core markets where the Company conducts its business (i.e. Enterprise, Mobile, Healthcare and Dictation and Imaging) and that each group has a president who has direct responsibility and oversight relating to product management, marketing and planning. We further note that the “primary” information used by the chief operating decision maker to manage the business are revenues by market, consolidated gross margins and consolidated operating margins. Please explain further how the Company has determined that it has one operating segment pursuant to paragraph 10 of SFAS 131. In this regard, tell us what additional information the CODM regularly receives with regards to each group. If the groups provide information beyond revenue data, then please explain further why this information is not considered useful to managing your business and allocating resources. In addition, tell us how the revenue data by market is used in this capacity. Please provide copies of the monthly reports provided to your CODM by each group.

The Company respectfully advises the Staff that it considered the guidance in paragraph 10 of SFAS 131 in determining its operating segment. SFAS 131 paragraph 10 provides the definition of an operating segment. An operating segment is a component of an enterprise:

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a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.	For which discrete financial information is available.
To be considered as an operating segment, a component of an enterprise must meet each of the criteria above. The Company has determined that it operates in one operating segment because the Company does not meet the criteria under paragraph 10 of SFAS 131. Each of these criteria is further discussed below:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise)
The Company’s core market groups engage in business activities from which revenue is earned and expenses are incurred.

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance
The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer of the Company. The CODM regularly reviews the consolidated operating financial data to assess performance and make decisions about resources to be allocated within the consolidated organization. The CODM also regularly reviews the revenue results of the core markets but does not regularly review the operating results of the core markets. The majority of the Company’s operating activities are managed on a functional basis, have functional leaders that report into the Company’s Chief Executive Officer and provide support across all core markets. Accordingly, only revenue data by core market and consolidated financial results are regularly provided to the Company’s CODM to make decision about resources and assess performance.
c.	For which discrete financial information is available

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Discrete financial information (beyond revenue information) for the core markets is not available on a regular or consistent basis as it is data not used by the CODM or core markets management to evaluate the operating results or assess performance or make decisions about allocating resources to the core markets.

The Company further advises the Staff that monthly reports are not prepared or provided to the CODM by each group. The financial information regularly reviewed by the CODM is summarized as follows:

Weekly:
•	Weekly Worldwide Sales Meeting — The CODM holds a weekly worldwide sales meeting that reviews the status of worldwide revenue by core market, by geography and by acquisition prior to integration, as applicable. The sales information reviewed compares original current quarter plan versus updated forecast and there are detailed discussions regarding risk and opportunities.
Quarterly:
•	Quarterly BOD presentation — At the end of each quarter, the financial results are presented to the Board of Directors. The regularly reviewed financial information includes consolidated non-GAAP P&L, consolidated revenue by core market, pro forma revenue growth, consolidated balance sheets, consolidated cash flows and consolidated DSO.

•	Quarterly CEO/CFO Review — As part of the financial close process, the financial results are presented to the Chief Executive Officer and Chief Financial Officer on a quarterly basis. The regularly reviewed financial information includes the following analyses:
•	Consolidated Non-GAAP P&L;

•	Revenue by core market;

•	Consolidated sales expense analysis;

•	Consolidated marketing expense analysis;

•	Consolidated research and development expense analysis; and

•	Consolidated general and administration expense analysis.
•	Quarterly Operations Review — Operation reviews are held on a quarterly basis and although there is no standard required format, the core market leaders regularly review revenue data from both a historical and forward looking perspective. While

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the presentations vary by quarter, the following is an overview of the operation reviews during fiscal 2008:
•	Q108 — each core market group presented information on sales, market opportunity, business solutions, new product launches and product margin. Fiscal 2008 financial budget was also included in the package, however actual results for the first quarter of Fiscal 2008 were not presented.

•	Q208 — each core market group presented a global sales overview including information such as sales by region, sales by core market, and sales by type (i.e. maintenance and support, professional services, etc.). All presentations were revenue focused with the exception of “Revenue & Mix Implications for FY08...and beyond FY08 Updated Outlook” presentation. This presentation focused on revenue mix and the overall margin impact due to acquisitions. It also focused on revenue and gross margin trending at both the consolidated level and the product level. However, it did not include any gross margin trending analysis for each core market group. On page 20 of this presentation, the Company called for action to improve the overall company-wide product and service margin.

•	Q308 — each core market group presented information on sales, market opportunity, business solutions, new product launches, bookings and backlog, and product margin. In addition, Healthcare provided gross margin trending analysis, Mobility provided P&L actual results for the first half of fiscal 2008 and Enterprise provided fiscal 2008 P&L results based on forecasts as compared to plan.

•	Q408 — presentation focused on consolidated revenue and earnings per share, financial close status update, consolidated non-GAAP P&L, consolidated cost of revenues, and consolidated operating expenses.

U.S. Securities and Exchange Commission
April 9, 2009

As demonstrated above by the consistent review by the CODM of the core markets revenue and the consolidated functional results, as well as the variability of review of all other core markets financial information, the CODM manages the business, allocates resources and assesses performance based on consolidated information and not at the core markets level. This is consistent with the Company’s presentation to its Board of Directors as well as to investors. Although there are occasional exceptions, this information was not the basis by which the CODM assessed performance or allocated resources during fiscal 2008.

Based on the Company’s review of the criteria of paragraph 10 of SFAS 131, Management has concluded that the Company operates in one operating segment. The Company will continue to assess its operating segment conclusions during fiscal 2009, and consider changes, if any, to the manner in which the CODM makes decisions about resources to be allocated to the core market groups and assesses their performance.

The Company respectfully advises the Staff that copies of the quarterly operations reviews prepared by the core market groups have been provided under separate cover letter.
Definitive Proxy Statement
Related Party Transactions, page 26
14.	We refer you to comment 2 of our letter dated January 31, 2008, in which we noted that we were unable to locate the information required by Item 404(b) of Regulation S-K. In your response to that comment, you stated that your future filings on Form 10-K would describe your policies for reviewing and approving related party transactions and that you would also include this information in your Definitive Proxy Statement relating to your 2008 annual shareholder meeting. Although you have provided a cross-reference to your audit committee charter, future filings should include a more complete description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Please confirm that future filings will contain this required information. Refer to Item 404(b) Regulation S-K.

In response to the Staff’s comment, the Company will describe its policies for reviewing and approving related party transactions in future filings on Form 10-K.

U.S. Securities and Exchange Commission
April 9, 2009

15.	You disclose that you entered into a stock and warrant purchase agreement with Warburg Pincus on April 7, 2008 and an amended and restated stockholders agreement with Warburg Pincus on May 20, 2008, but we cannot locate these agreements on your exhibit list. Please advise.

The Company respectfully advises the Staff that the Stock and Warrant Purchase Agreement, dated April 7, 2008, by and among the Company and several investment funds affiliated with Warburg Pincus was inadvertently filed under Item 601(b)(2) of Regulation S-K, as Exhibit 2.22, rather than under Item 601(b)(4) of Regulation S-K. In future filings, the Company will correct the Exhibit Index to appropriately reflect this agreement as being filed under Item 601(b)(4) of Regulation S-K.

The Company respectfully advises the Staff that the Company included the prior version of the Amended and Restated Stockholders Agreement, dated May 5, 2005, by and among the Company and several investment funds affiliated with Warburg Pincus, on the exhibit list as Exhibit 4.7. The Company inadvertently omitted the Second Amended and Restated Stockholders Agreement, dated May 20, 2008, from the exhibits included with its Annual Report on Form 10-K. The Company respectfully advises the Staff that there are no material differences between the Second Amended and Restated Stockholders Agreement dated May 20, 2008 and the Amended and Restated Stockholders Agreement dated May 5, 2005. Further, the Company notes that, subsequent to filing its Annual Report on Form 10-K, it entered into a Third Amended and Restated Stockholders Agreement with investment funds affiliated with Warburg Pincus on January 29, 2009. This agreement was included as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on February 9, 2009.
Compensation Discussion & Analysis, page 28
General
16.	Your compensation discussion and analysis should provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2008. Provide a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to their individual targets as well as any additional information

U.S. Securities and Exchange Commission
April 9, 2009

pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels. See Item 402(b)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has reviewed Item 402(b)(1)(v) and the Compensation Discussion and Analysis included within the Company’s proxy statement. The Company respectfully advises the Staff that the Company believes its Compensation Discussion and Analysis includes disclosure regarding how and why the Company paid each particular level and form of compensation in fiscal 2008. Compensation payable to the Company’s executive officers is comprised of four components:
•	base salary;

•	time-based restricted stock units (with opportunities for accelerated vesting based upon the achievement of performance objectives);

•	performance-based restricted stock units; and

•	a performance-based annual bonus program that can be paid in cash or stock.
On page 28, the Compensation Discussion and Analysis discloses the Company’s compensation philosophy in detail and illustrates “why” the Company paid executives the levels and form of compensation it did for fiscal 2008. Specifically, the Company stated that its philosophy for paying such compensation is to:
•	align the interests of the Company’s executives and employees with those of the Company’s stockholders and customers;

•	link executive and employee compensation to the Company’s performance;

•	offer ... compensation ... so that the long-term reward available to the Company’s executive officers will have a direct correlation to stockholder value; and

•	attract, retain and motivate.
In addition, on page 29, the Compensation Discussion and Analysis also discloses why the Company has determined to provide a greater emphasis on at risk, or performance-based, compensation as follows:

U.S. Securities and Exchange Commission
April 9, 2009

[t]he Compensation Committee targets base salaries at the 25th — 50th percentile for our peer group. The Compensation Committee has made the determination to place a greater emphasis on the at-risk-earnings to better align the interest of our executives with our stockholders. The Compensation Committee offers significant levels of at-risk compensation in the form of stock options and restricted stock awards that are directly tied to stockholder value. The Compensation Committee targets total direct compensation (comprised of base salary, annual cash incentives and equity-based compensation) to be heavily driven by company performance. At the target level of performance, total direct compensation is positioned at the 75th percentile of our peer group, although actual compensation paid can be below the 50th percentile or above 75th percentile based on actual performance.
The Compensation Committee retained an independent consultant, Radford Surveys and Consulting, as its compensation consultant to assist the Compensation Committee with implementing a compensation program to achieve the above objectives. The Compensation Committee, together with the independent compensation consultant, identified a group of peer companies for which compensation data was obtained. In describing how the Compensation Committee arrived at the compensation program described above, on page 29, the Compensation Discussion and Analysis states as follows:
[t]o arrive at these percentiles for the base salaries, cash incentive targets and total direct compensation of our Named Executive Officers, the Compensation Committee considers corresponding percentile data gathered from proxy statements for the positions of the Named Executive Officers in relation to the Named Executive Officers of our peer group as well as the same data from published surveys for each position.
The Company further notes that the Compensation Discussion and Analysis informs investors that the performance measures established for the vesting of the performance-based restricted stock units and payment of the annual bonus program are designed to promote stockholder return as well as market, revenue and earnings growth. In consultation with the independent compensation consultant, the Compensation Committee established financial performance objectives for these items in an effort to greater align management’s interests with those of the Company’s shareholders.

The Company therefore respectfully submits to the Staff that further disclosure regarding how and why the Company paid each executive his or her particular specific

U.S. Securities and Exchange Commission
April 9, 2009

compensation is not required because the Company has already provided such disclosure in the Compensation Discussion and Analysis as filed. The Company does however agree that this disclosure could be provided in a more concise and singular location and in future filings the Company will attempt to provide such disclosure in a more effective manner.

The Company further advises the Staff that it discloses individual performance objectives unless disclosure of such information would involve information that the Company determines to be confidential and the disclosure of which would result in competitive harm. For example, the Company provides disclosure regarding the performance necessary to achieve full payment of the annual bonus amount and accelerated vesting of time-based restricted stock awards, specifically non-GAAP revenue and non-GAAP net income. Specifically, on page 30, the Compensation Discussion and Analysis states as follows:
For fiscal 2008, executives were entitled to receive one-hundred percent of their target bonus if the Company achieve non-GAAP revenue of $920 million and non-GAAP earnings per share of $0.78, however, the Compensation Committee has the discretion to approve bonus payments which are higher or lower than the target bonus amounts in the event the Company under or over achieves these targets.
Accordingly, the Company provides specific disclosure regarding the performance objectives that relate to two of the three performance-based components of executive officer compensation. The Company respectfully submits to the Staff that further disclosure regarding individual performance objectives of our executive officer compensation (including specifically the vesting of performance-based restricted stock) is not required because further disclosure would result in competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels related to incentive compensation if they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C.

U.S. Securities and Exchange Commission
April 9, 2009

552(b)(4)) (the “ FOIA “) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. Instruction 4 to Item 402(b) of Regulation S-K then provides that if a registrant does not provide disclosure of such confidential information that they are required to discuss how difficult it will be for the registrant to achieve the undisclosed target levels or other factors.

In order for the disclosure of information to be exempt from disclosure under FOIA, the person requesting confidentiality must show actual competition and the likelihood of substantial competitive injury. It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc., 615 F.2d at 530. As disclosed in the Company’s Annual Report, the market for the Company’s services remains relatively new, intensely competitive and characterized by rapidly changing technology, evolving industry standards and frequent new product and service installations. The Company expects competition for its services to increase both from existing competitors and new market entrants. The Company competes primarily on the basis of performance of services and software and return on investment in terms of cost savings. The Company submits that the undisclosed performance targets are sensitive, confidential financial and/or commercial information of the type that courts have held to be exempt from disclosure.

The executives’ performance goals include financial metrics and descriptions of operational priorities related to our commercial operations. As the federal courts have interpreted FOIA, commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton , 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). The Company submits that its executives’ performance objectives and plans are not publicly available from any source and, if released to the public, would cause substantial harm to the Company’s competitive position.

The Company respectfully submits that disclosure of the specific performance objectives of the Company’s executive compensation program are not required given the competitive harm that would arise as a result of such disclosure, and as such the Company relied on Instruction 4 to Item 402(b) of Regulation S-K and did not provide such disclosure. In accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company did provide on page 30 of the Compensation Discussion and Analysis a

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April 9, 2009

discussion, as required, regarding how likely it would be for such performance goals to be obtained. In particular the Company provided:
“The fiscal 2008 goals for our Named Executive Officers varied based on their respective business functions and responsibilities; however, they generally included a mix of financial, operational, strategic and qualitative goals based on financial metrics. The Company and individual goals for our executives are established in a manner such that target attainment is not assured; meaning the executives’ receipt of compensation for performance at or above target will require significant effort on their part.”
In response to the Staff’s comments, in future filings the Company will provide a more detailed description of the process used by the Compensation Committee in establishing, and reviewing achievement against, individual performance goals.

17.	We note that your Bonus Program payments are based upon the achievement of financial targets, but that the Committee has the discretion to increase or decrease payments in the event Nuance under or overachieves these targets. Please consider providing more detail of the circumstances under which the discretion would be used, and whether discretion was applied in determining compensation for the fiscal year to which the report relates.

In response to the Staff’s comment, in future filings the Company will provide more detail of the circumstances under which the Compensation Committee has, if applicable, exercised discretion to determine such fiscal year’s annual bonus amounts.

As described in greater detail in our response to comment 16 above, the Compensation Committee establishes financial performance targets, the achievement of which will result in one hundred percent funding of the Company’s bonus pool for the applicable fiscal year. Over or under-performance will result in a higher or lower funding amount.

The Compensation Committee, however, may also exercise its discretion and take into consideration the impact of any other factors it deems appropriate which occurred during such fiscal year, including specifically acquisitions completed during the fiscal year. In particular, for the 2008 fiscal year, the Compensation Committee evaluated the Company’s financial performance and considered the impact of the Company’s acquisition of eScription, Inc. on the bonus pool funding and the Company’s general financial performance. The Compensation Committee then exercised its discretion and approved funding 60% of the fiscal 2008 bonus amount.

U.S. Securities and Exchange Commission
April 9, 2009

After the Compensation Committee approved the total funding for the fiscal year 2008 annual bonus program, the Compensation Committee then evaluated the individual performance of each executive officer to determine what percentage of each executive officer’s eligible bonus amount the executive officer would receive.

The Company and the Compensation Committee believe that the use of discretion (both positive and negative) in establishing the bonus pool funding for each fiscal year and in determining each individual executive’s participation percentage in such bonus pool is critical to ensure that proper incentives are in place to help the Company attract and retain executives and to align their interests with those of the Company’s stockholders. In addition, the Company and the Compensation Committee believe that the use of such discretion is essential to properly take into account situations (including acquisitions and other extraordinary items) which are unable to be planned for at the beginning of the fiscal year when the Compensation Committee is establishing performance goals.
Form 8-K Filed February 9, 2009
18.	We believe the non-GAAP operating statement columnar format appearing in the Forms 8-K filed December 1, 2008 (Exhibit 99.1) and February 9, 2009 (Exhibit 99.2) may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section 11.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation G or the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Company advises the Staff that it will revise its non-GAAP operating statement columnar format in future filings. The Company has provided in Attachment 1 to this letter the revised non-GAAP format to be used in future filings titled “Supplement Financial Information — GAAP to Non-GAAP Reconciliations” for the three months ended December 31, 2008.

19.	We note that non-GAAP revenues include revenue that the Company would have otherwise recognized had you not acquired intellectual property and other assets from

U.S. Securities and Exchange Commission
April 9, 2009

the same customer. Please explain further what you mean by this statement and why you believe it is appropriate to include such amounts in non-GAAP revenues.

The Company advises the Staff that the non-GAAP revenue adjustment for the quarter ended December 31, 2008 includes $7.5 million related to license revenue from a manufacturer of mobile handsets. On a stand-alone basis, this license transaction met the criteria for revenue recognition under SOP 97-2, but this revenue was excluded from GAAP revenue because the Company simultaneously acquired certain speech recognition intellectual property and know-how related to that technology from this same manufacturer of mobile handsets for $10 million. For GAAP purposes the Company accounted for the transactions as a non-monetary exchange. As a result, on a GAAP basis, the resulting $2.5 million net payment by the Company has been accounted for as an acquisition of intangible assets.

For Non-GAAP purposes, the Company has presented the transactions on a gross basis as management believes the negotiated value of each transaction reasonably approximates fair value and provides valuable supplemental information on the economic substance of the individual and combined transactions. The Company believes this information is useful to management and investors as a measure of the ongoing performance of the business and to provide a more accurate comparison of our financial results to our historical operations and our forward-looking guidance.

20.	We also note your use of non-GAAP measures excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

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April 9, 2009

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(c)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your business. For example, it is unclear why acquisition-related transition and integration costs; costs associated with the investigation of the financial results of acquired entities; and post-closing legal and other professional services for matters associated with acquisitions; is not relevant to investors considering the numerous acquisitions over the past several years appear to be essential to the Company’s growth and performance. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

In response to the Staff’s comment, the Company will enhance its disclosures regarding the use and limitations of its non-GAAP measures in future filings. In the paragraphs that follow, the Company has updated its existing disclosures to reflect the enhancements to be made in future filings.

The following introductory paragraph is currently included in the disclosures regarding its use of non-GAAP financial measures:

“Management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. We consider the use of non-GAAP revenue helpful in understanding the performance of our business, as it excludes the purchase accounting impact on acquired deferred revenue and other acquisition-related adjustments to revenue. We also consider the use of non-GAAP

U.S. Securities and Exchange Commission
April 9, 2009

earnings per share helpful in assessing the organic performance of the continuing operations of our business. By organic performance we mean performance as if we had owned an acquired asset in the same period a year ago. By continuing operations we mean the ongoing results of the business excluding certain unplanned costs. While our management uses these non-GAAP financial measures as a tool to enhance their understanding of certain aspects of our financial performance, our management does not consider these measures to be a substitute for, or superior to, the information provided by GAAP revenue and earnings per share. Consistent with this approach, we believe that disclosing non-GAAP revenue and non-GAAP earnings per share to the readers of our financial statements provides such readers with useful supplemental data that, while not a substitute for GAAP revenue and earnings per share, allows for greater transparency in the review of our financial and operational performance. In assessing the overall health of the business during the three months ended December 31, 2008 and 2007, and, in particular, in evaluating our revenue and earnings per share, our management has either included or excluded items in three general categories, each of which are described below.”

The Company intends to retain the above introduction paragraph to describe its use of non-GAAP measures. The following paragraphs, which address specific non-GAAP adjustments, have been enhanced, in both format and content, to address the items highlighted by the Staff’s comment.

“Acquisition-Related Revenue and Cost of Revenue.

The Company provides supplementary non-GAAP financial measures of revenue which include revenue related to acquisitions, primarily from Phillips Speech Recognition Systems, Tegic and VoiceSignal, that would otherwise have been recognized but for the purchase accounting treatment of these transactions. Non-GAAP revenue also includes revenue that the Company would have otherwise recognized had the Company not acquired intellectual property and other assets from the same customer during the quarter. Because GAAP accounting requires the elimination of these revenues, GAAP results alone do not fully capture all of the Company’s economic activities. These non-GAAP adjustments are intended to reflect the full amount of such revenues. The Company includes non-GAAP revenue and cost of revenue to allow for more complete comparisons to the financial results of historical operations, forward looking guidance and the financial results of peer companies. The Company believes these adjustments are useful to investors as a measure of the ongoing performance of the business because the Company historically has experienced high renewal rates on maintenance and support agreements and other customer contracts, although we cannot be certain that customers will renew these contracts. Additionally, although acquisition related revenue

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April 9, 2009

adjustments are non-recurring with respect to past acquisitions, the Company generally will incur these adjustments in connection with any future acquisitions.

Acquisition-Related Expenses.

In recent years, the Company has completed a number of acquisitions, which result in operating expenses which would not otherwise have been incurred. The Company provides supplementary non-GAAP financial measures which exclude certain expense items resulting from acquisitions to allow more accurate comparisons of the financial results to historical operations, forward-looking guidance and the financial results of less acquisitive peer companies. These items are included in the following categories: (i) acquisition-related transition and integration costs; (ii) amortization of intangible assets; (iii) in-process research and development; and (iv) costs associated with the investigation of the financial results of acquired entities. These categories are further discussed as follows:
(i) Acquisition-related transition and integration costs. The Company excludes transition and integration costs such as retention and earnout bonuses for employees from acquisitions. The Company does not consider these expenses to be related to the organic continuing operation of its business, and believes it is useful to management and investors to understand the effects of these items on total operating expenses. Although acquisition-related transition and integration costs are not recurring with respect to past acquisitions, the Company generally will incur these expenses in connection with any future acquisitions.
(ii) Amortization of intangible assets. The Company excludes the amortization of intangible assets from non-GAAP expense and income measures. These amounts are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. Providing a supplemental measure which excludes these charges allows management and investors to evaluate results “as-if” the acquired intangible assets had been developed internally rather than acquired and, therefore, provides a supplemental measure of performance in which the Company’s acquired intellectual property is treated in a comparable manner to its internally developed intellectual property. The Company believes that it is important for investors to understand that the use of intangible assets contributed to revenue earned during the periods presented and will contribute to future periods as well. Amortization of intangible assets will recur in future periods.
(iii) In-Process research and development. The Company excludes expenses associated with acquired in-process research and development from non-GAAP expense and income

U.S. Securities and Exchange Commission
April 9, 2009

measures. These amounts are inconsistent in amount and frequency and are significantly impacted by the timing, size and nature of acquisitions. Providing a supplemental measure which excludes these charges allows management and investors to evaluate results “as-if” the acquired research and development had been conducted internally rather than acquired.
(iv) Costs associated with the investigation of the financial results of acquired entities. The Company excludes expenses incurred as a result of the investigation and, if necessary, restatement of the financial results of acquired entities. The Company also incurs post-closing legal and other professional services fees for non-recurring compliance and regulatory matters associated with acquisitions. The Company does not consider these expenses to be related to the organic continuing operations of the acquired businesses, and believes that providing a supplemental non-GAAP measure which excludes these items allows management and investors to consider the ongoing operations of the business both with, and without, such expenses. Although these expenses are not recurring with respect to past acquisitions, the Company may incur these expenses in connection with any future acquisitions.
Non-Cash Expenses.
The Company provides non-GAAP information relative to the following non-cash expenses: (i) stock-based compensation; (ii) certain accrued interest; and (iii) certain accrued income taxes. These items are further discussed as follows:
(i) Stock-based compensation. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, the Company believes that the exclusion of share-based payments allows for more accurate comparisons of operating results to peer companies, as well as to times in the Company’s history when share based payments were more or less significant as a portion of overall compensation than in the current period. The Company evaluates performance both with and without these measures because compensation expense related to stock-based compensation is typically non-cash and the options granted are influenced by factors such as volatility and risk-free interest rates that are beyond the Company’s control. The expense related to stock-based awards is generally not controllable in the short-term and can vary significantly based on the timing, size and nature of awards granted. As such, the Company does not include such charges in operating plans. Stock-based compensation will continue in future periods.
(ii and iii) Certain accrued interest and income taxes. The Company also excludes certain accrued interest and certain accrued income taxes because the Company believes

U.S. Securities and Exchange Commission
April 9, 2009

that excluding these non-cash expenses provides senior management as well as other users of the financial statements, with a valuable perspective on the cash-based performance and health of the business, including the current near-term projected liquidity. These non-cash expenses will continue in future periods.
Other Expenses.
The Company excludes certain other expenses that are the result of other, unplanned events to measure operating performance as well as current and future liquidity both with and without these expenses. Included in these expenses are items such as non-acquisition-related restructuring and other charges (credits), net. These events are unplanned and arose outside of the ordinary course of continuing operations. The Company assesses operating performance with these amounts included, but also excluding these amounts; the amounts relate to costs which are unplanned, and therefore by providing this information the Company believes management and the users of the financial statements are better able to understand the financial results of what the Company considers to be organic continuing operations.
The Company believes that providing the non-GAAP information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. The Company further believes that providing this information allows investors to not only better understand the Company’s financial performance but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.”
21.	We further note, that in addition to the above-mentioned non-GAAP revenue adjustments, the Company’s non-GAAP net income also includes an adjustment to add back deferred revenues that were written down as a result of purchase business combinations while also deducting expenses incurred from such acquisitions. This appears to result in a non-GAAP net income figure that includes revenue adjustments aimed at comparing future post-acquisition periods and expense adjustments aimed at comparing historical periods, the combination of which produces a non-GAAP net income result that may not be representative of historical Company performance. Please explain, in detail, how the Company uses this non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors. In addition, please provide the material limitations associated with using such non-GAAP financial measures, particularly considering the nature of the adjustments included within non-GAAP net income. Please provide supplemental disclosures that you intend to include in your future Forms 8-K to

U.S. Securities and Exchange Commission
April 9, 2009

address these issues pursuant to Item 10(e) of Regulation S-K and Item 100(b) of Regulation G.
As discussed in the Company’s responses to Comments 19 and 20, the Company evaluates performance both with and without revenue that would otherwise be lost to purchase accounting in order to facilitate comparisons to historical results, the results of peer companies, as well as the results the Company will realize once the Company is beyond the impact of purchase accounting. When adding back revenue that would be recognized were it not for purchase accounting, the Company ensures that the Company also adds back any associated costs of revenue which are also eliminated in purchase accounting as to maintain a comparable margin. Additionally, as discussed in the Company’s response to Comment 20, the Company evaluates performance both with and without certain expense items. The non-revenue related costs which are presented as non-GAAP adjustments are those that the acquired company would not have incurred were it not for the acquisition by the Company, and so presenting results both with and without these costs provides management and investors with additional information on the health of the underlying business. The net impact of these two sets of adjustments is to present the non-GAAP results of acquired entities on a comparable basis to the non-GAAP results of organic operations.
The Company believes that providing the non-GAAP information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. The Company further believes that providing this information allows investors to not only better understand the financial performance but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.
The Company will expand the discussion of the limitations of the non-GAAP financial measures, in future filings as follows. “The non-GAAP financial measures described above, and used in the press release, should not be considered in isolation from, or as a substitute for, a measure of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular the Company’s non-GAAP measures:
(i) do not include all items of income and expense that impact the Company’s operations

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April 9, 2009

(ii) are not prepared in accordance with GAAP or any other comprehensive basis of accounting, and may be defined differently from time to time
(iii) include certain adjustments to GAAP financial measures that are recurring and will be reflected in the Company’s financial results for the foreseeable future.
(iv) may calculate non-GAAP net income (loss) differently than other companies, including other companies in the same industry, limiting its usefulness as a comparative tool.
Management compensates for these limitations by providing specific information regarding the GAAP amounts included and excluded from the non-GAAP financial measures. In addition, as noted above, management evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial information.”
*****

U.S. Securities and Exchange Commission
April 9, 2009

The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,
/s/ Thomas Beaudoin
Thomas Beaudoin

cc:	Paul Ricci, Nuance Communications, Inc.
Daniel Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Nuance Communications, Inc.
Garrison Smith, Nuance Communications, Inc.
Katharine Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation

U.S. Securities and Exchange Commission
April 9, 2009

Attachment 1
Nuance Communications, Inc.
Supplement Financial Information — GAAP to Non-GAAP Reconciliations
(in thousands, except per share amounts)
Unaudited

	Three months ended
	December 31
	2008	2007

GAAP revenue	$216,834	$195,024
Acquisition-related revenue adjustments: Product & licensing	24,800	10,219
Acquisition-related revenue adjustments: Professional services, subscription and hosting	1,240	3,535
Acquisition-related revenue adjustments: Maintenance and support	1,569	274

Non-GAAP revenue	$244,443	$209,052

GAAP cost of revenue	$82,300	$68,841
Cost of revenue from amortization	(8,018)	(4,987)
Cost of revenue adjustments: Product & licensing (1,2,3)	(6)	(35)
Cost of revenue adjustments: Professional services, subscription and hosting (1,2,3)	(1,656)	(163)
Cost of revenue adjustments: Maintenance and support (1,2,3)	(86)	(400)

Non-GAAP cost of revenue	$72,534	$63,256

GAAP provision for (benefit from) income taxes	11,611	4,625
Tax expense adjustment: non-cash taxes	(6,311)	(2,825)
Non-GAAP provision for (benefit from) income taxes	5,300	1,800

GAAP net income (loss)	$(24,550)	$(15,425)
Cost of revenue from amortization	8,018	4,987
Amortization of intangible assets	17,348	11,499
Non-cash share-based payments (1)	16,987	15,175
Non-cash interest expense, net	1,445	1,305
Restructuring and other charges (credits), net	2,098	2,152
Non-cash income taxes	6,311	2,825
Purchase accounting adjustment — cost of revenue (3)	(145)	(1,156)
Purchase accounting adjustment — revenue (3)	27,609	14,028
Acquisition-related transition and integration costs (2)	5,864	3,456

Non-GAAP net income	$60,985	$38,846

GAAP weighted average common shares outstanding: diluted	236,237	194,528
Adjustment for shares which are non-dilutive on a non-GAAP basis	18,767	24,918
Non-GAAP weighted average common shares outstanding: diluted	255,004	219,446

Non-GAAP diluted net income per share	$0.24	$0.18

U.S. Securities and Exchange Commission
April 9, 2009

Attachment 1
Nuance Communications, Inc.
Supplement Financial Information — GAAP to Non-GAAP Reconciliations
(in thousands, except per share amounts)
Unaudited

	Three months ended
	December 31
	2008	2007
(1) Non-cash share-based payments
Cost of product and licensing	$2	$4
Cost of professional services, subscription and hosting	1,780	1,604
Cost of maintenance and support	150	326
Research and development	2,690	3,584
Sales and marketing	7,331	5,040
General and administrative	5,034	4,617

Total	$16,987	$15,175

(2) Acquisition-related transition and integration costs
Cost of product and licensing	$—	$1
Cost of professional services, subscription and hosting	(39)	(255)
Cost of maintenance and support	—	74
Research and development	463	399
Sales and marketing	772	1,103
General and administrative	4,668	2,134

Total	$5,864	$3,456

(3) Acquisition-related accounting adjustments
Revenue	$27,609	$14,028
Cost of product and licensing	4	30
Cost of professional services, subscription and hosting	(85)	(1,186)
Cost of maintenance and support	(64)	—

Total	$27,464	$12,872

U.S. Securities and Exchange Commission
April 9, 2009

Attachment 1
Nuance Communications, Inc.
Supplement Financial Information — GAAP to Non-GAAP Reconciliations
(in millions)
Unaudited
Total Revenues

	Q1	Q2	Q3	Q4	FY	Q1
	2008	2008	2008	2008	2008	2009
GAAP Revenues	$195.0	$203.3	$216.7	$253.5	$868.5	$216.8
Adjustment	$14.1	$16.6	$12.5	$7.2	$50.3	$27.6

Non-GAAP Revenues	$209.1	$219.9	$229.2	$260.7	$918.8	$244.4

Mobile-Enterprise Revenues

	Q1	Q2	Q3	Q4	FY	Q1
	2008	2008	2008	2008	2008	2009
GAAP Revenues	$98.3	$101.9	$113.7	$124.9	$438.8	$99.8
Adjustment	$12.3	$16.1	$11.1	$7.0	$46.5	$13.6

Non-GAAP Revenues	$110.6	$118.0	$124.8	$131.9	$485.3	$113.4

Healthcare-Dictation Revenues

	Q1	Q2	Q3	Q4	FY	Q1
	2008	2008	2008	2008	2008	2009
GAAP Revenues	$77.4	$79.1	$84.0	$109.3	$349.8	$100.0
Adjustment	$1.8	$0.5	$1.2	$0.4	$3.8	$14.0

Non-GAAP Revenues	$79.2	$79.6	$85.2	$109.7	$353.6	$114.0

Product and Licenses Revenues

	Q1	Q2	Q3	Q4	FY	Q1
	2008	2008	2008	2008	2008	2009
GAAP Revenues	$97.9	$94.3	$96.4	$125.8	$414.4	$85.6
Adjustment	$10.3	$13.0	$10.0	$5.7	$38.9	$24.8

Non-GAAP Revenues	$108.2	$107.3	$106.4	$131.5	$453.3	$110.4

Professional Services, Hosting and Subscription Revenue

	Q1	Q2	Q3	Q4	FY	Q1
	2008	2008	2008	2008	2008	2009
GAAP Revenues	$62.4	$72.2	$82.3	$88.6	$305.5	$90.2
Adjustment	$3.6	$2.3	$1.8	$0.9	$8.6	$1.2

Non-GAAP Revenues	$66.0	$74.5	$84.1	$89.5	$314.1	$91.4

U.S. Securities and Exchange Commission
April 9, 2009

Maintenance and Support Revenues

	Q1	Q2	Q3	Q4	FY	Q1
	2008	2008	2008	2008	2008	2009
GAAP Revenues	$34.7	$36.8	$38.0	$39.1	$148.6	$41.1
Adjustment	$0.2	$1.3	$0.7	$0.6	$2.8	$1.5

Non-GAAP Revenues	$34.9	$38.1	$38.7	$39.7	$151.4	$42.6